Marizyme, Inc.

555 Heritage Drive, Suite 205

Jupiter, Florida 33458

April 13, 2023

VIA EDGAR

U.S. Securities and Exchange Commission

Division of Corporation Finance

100 F Street, N.E.

Washington, D.C. 20549

Re:	Marizyme, Inc.
Request for Withdrawal of Amendment No. 5 to Form S-1
File No. 333-262697

Ladies and Gentlemen:

Pursuant to Rule 477 of the Securities Act of 1933, as amended (the “Securities Act”), Marizyme, Inc. (the “Company”) hereby respectfully requests that the Securities and Exchange Commission (the “Commission”) consent to the withdrawal, effective as of the date hereof or at the earliest practicable date hereafter, of Amendment No. 5 to the Company’s registration statement on Form S-1 (File No. 333-262697), together with all exhibits thereto, initially filed with the Commission on February 14, 2022 (the “Registration Statement”).

The Company submits this request for withdrawal as it does not intend to pursue the contemplated public offering at this time.

The Registration Statement has not been declared effective. The Company confirms that no securities have been sold pursuant to the Registration Statement. Based on the foregoing, the Company submits that the withdrawal of the Registration Statement is consistent with the public interest and protection of investors as contemplated by paragraph (a) of Rule 477. The Company requests that, in accordance with Rule 457(p) under the Securities Act, all fees paid to the Commission in connection with the filing of the Registration Statement be credited for future use.

It is the Company’s understanding that this request will be deemed granted as of the date that it is filed with the Commission unless, within fifteen days after such date, the Company receives notice from the Commission that this request will not be granted.

If you have any further questions regarding this request for withdrawal, or if you require any additional information, please contact the undersigned at (561) 935-9955 or Louis A. Bevilacqua of Bevilacqua PLLC at (202) 869-0888 (ext. 100).

[Signature Page to Follow]

Sincerely,

Marizyme, Inc.

By:	/s/ David Barthel
Name:	David Barthel
Title:	Chief Executive Officer

cc: Louis A. Bevilacqua, Esq.

[Signature Page to Underwriters’ Acceleration Request Withdrawal]